UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated November 5, 2010.

Exhibit 99.1

Dividend Information of Golar LNG Energy Limited shares to Golar LNG Limited common shareholders

We refer to the press release issued by Golar LNG Limited (the "Company" or "Golar") on September 13, 2010 regarding Golar LNG Energy Limited ("Golar Energy") shares.

The record date for the dividend was September 27, 2010. The share distribution to Golar's eligible shareholders took place on October 28, 2010 (the "Distribution Date").

The cash distribution to Cash Recipients is payable on or about November 08, 2010.  The volume weighted average price per common share of Golar Energy during the five (5) trading days following the Distribution Date is NOK 10.4642, equivalent to US$1.78897. Accordingly, each Golar shareholder that is a Cash Recipient will receive US$ 0.255 (or 1.494 NOK) per Golar share.

November 05, 2010
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: November 5, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer